Exhibit 99.1

PENN WEST PETROLEUM LTD.

NOTICE PURSUANT TO SECTION 4.9 OF
NATIONAL INSTRUMENT 51-102 - CONTINUOUS DISCLOSURE OBLIGATIONS

DELIVERED VIA SEDAR

January 18, 2008

TO:	The Securities Commissions or Similar Regulatory Authorities in each of the Provinces of British Columbia, Alberta, Saskatchewan and Ontario

Dear Sirs:

Re:	Penn West Petroleum Ltd. ("PWPL") - Notice of Change in Corporate Structure

Pursuant to Section 4.9 of National Instrument 51-102 Continuous Disclosure Obligations, PWPL hereby confirms the following.

Capitalized terms used herein and not otherwise defined shall have the same meaning as those given to them in the Information Circular and Proxy Statement of Canetic Resources Trust ("Canetic") dated November 30, 2007 (the "Information Circular").

Names of the parties to the transaction.

Canetic, Penn West Energy Trust ("Penn West"), Canetic Resources Inc. ("CRI"), Canetic APF Limited Partnership, Canetic Saskatchewan Trust, Canetic SR Partnership, Trend Energy Inc., 1167639 Alberta Ltd., 1141702 Alberta Ltd., 990009 Alberta Inc., Vault Energy Inc., Penn West Canetic Acquisition Ltd., Penn West Petroleum, PWPL, Trocana Resources Inc., Titan Exploration Ltd. ("Titan"), 1336953 Alberta Ltd. and Canetic Unitholders completed a plan of arrangement (the "Arrangement") pursuant to Section 193 of the Business Corporations Act (Alberta).

Description of the transaction.

The Arrangement resulted in the merger of Penn West (the parent of PWPL) and Canetic (the parent of Titan).

Pursuant to the Arrangement, Canetic Unitholders received for each Canetic Unit held, 0.515 of a Penn West Unit.

Under the Arrangement, Penn West assumed all of the covenants and obligations of Canetic in respect of the four separate classes of outstanding Canetic convertible debentures ("Canetic Debentures"). Holders of Canetic Debentures will now be entitled to receive 0.515 of a Penn West Unit in lieu of each Canetic Unit that the holder was previously entitled to receive on conversion. The revised conversion prices for the Canetic Debentures are: (i) Canetic 6.5 percent Debentures issued May 26, 2005 - $36.8155 per Penn West Unit (27.1625 Penn West Units per $1,000 principal amount); (ii) Canetic 6.5 percent Debentures issued August 24, 2006 - $51.5534 per Penn West Unit (19.3974 Penn West Units per $1,000 principal amount); (iii) Canetic 8.0 percent Debentures issued June 15, 2004 - $30.2136 per Penn West Unit (33.0977 Penn West Units per $1,000 principal amount); and (iv) Canetic 9.4 percent Debentures issued July 3, 2003 - $31.1068 per Penn West Unit (32.1473 Penn West Units per $1,000 principal amount).

For additional information relating to the Arrangement please refer to the Information Circular.

Effective date.

The Arrangement was completed effective January 11, 2008.

Reporting issuers.

As part of the Arrangement, CRI, PWPL, Vault Energy Inc., Penn West Canetic Acquisition Ltd., Titan, Trend Energy Inc., 1336953 Alberta Ltd. and 1141702 Alberta Ltd. were amalgamated to form "Penn West Petroleum Ltd." (the "Amalgamation"), a wholly owned subsidiary of Penn West. Since Titan was a reporting issuer in each of the Provinces of British Columbia, Alberta, Saskatchewan and Ontario (the "Jurisdictions") prior to the Amalgamation, PWPL, as the resulting issuer from the Amalgamation, has assumed Titan's reporting issuer status in the Jurisdictions and Titan has ceased to be a reporting issuer in the Jurisdictions.

An application for PWPL to be deemed to have ceased to be a reporting issuer in each of the provinces of Alberta, Saskatchewan and Ontario will be made pursuant to applicable securities laws of such provinces.   Notice will also be given to the British Columbia Securities Commission that PWPL will cease to be a reporting issuer in the province of British Columbia.

Penn West continues to be a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec and New Brunswick.

Date of first financial year-end of PWPL.

PWPL's first financial year-end subsequent to the Arrangement is December 31, 2008.

Interim and annual financial statements required to be filed.

As PWPL will no longer be a reporting issuer, no financial statements of PWPL will be required to be filed for the first financial year subsequent to the completion of the Arrangement.

Documents Filed in Connection with the Arrangement.

The Arrangement Agreement describing the terms and conditions of the Arrangement is attached as Appendix "C" to the Information Circular and the Plan of Arrangement is attached as Exhibit "A" to the Arrangement Agreement. A copy of the Information Circular may be obtained from the securities commissions or similar regulatory authorities in Canada through the SEDAR website at www.sedar.com.